EXHIBIT 20


                         Media Relations:         Investor Relations:
                         Roger W. W. Baker        Daniel A. Conforti
                         (203) 698-5148           (203) 698-5132





  AMERICAN BRANDS FIRST QUARTER E.P.S. FROM OPERATIONS UP 14%;
               STRONG EARNINGS OUTLOOK REAFFIRMED

         Steps to Spin-Off Gallaher Tobacco Progressing


Old Greenwich, CT, April 23, 1997 -- American Brands, Inc. (NYSE-

AMB) today announced that earnings per Common share from

operations rose 14% to 80 cents for the quarter ended March 31,

1997, compared with 70 cents in the first quarter of 1996.  Fully diluted earnings per share rose 15% to 78 cents.  The 1996

figures exclude an extraordinary charge of 6 cents per share ($10 million) in connection with the redemption of two debenture

issues.  Net sales rose 4% to $2.8 billion.

     Net income was up 20% (10% excluding last year's

extraordinary charge).  A 4% decline in average primary Common shares outstanding (5% fully diluted) benefited E.P.S. by 1 cent

(2 cents fully diluted).

     Chairman and Chief Executive Officer Thomas C. Hays said:

"We're off to a strong start in 1997, with a solid double-digit first quarter E.P.S. increase.  Steps to implement the spin-off of our U.K.-based Gallaher tobacco business continue to

progress.  We are hopeful that the transaction will be completed around June 1, pending receipt of favorable tax rulings and

relevant stockholder approvals.

     "When the spin-off is consummated, we plan to change the

name American Brands to Fortune Brands.  The spin-off will create two strong companies -- Fortune Brands and Gallaher -- with

excellent prospects."

     "Last week," Hays noted, "we announced a management

reorganization, bringing our home and office products operations under the coordinated leadership of a single executive.  These brands represented nearly half of Fortune Brands' pro forma 1996 operating company contribution.  Across these brands, there are increasingly strong similarities in customer service expectations and in manufacturing, sourcing and distribution requirements.  We see significant long-term advantages in this realignment."



                                Favorable Outlook



     "The outlook for American Brands and, assuming the spin-off is completed as planned, for Fortune Brands, continues to be excellent," Hays stated.

     "As previously announced, we have been reviewing

productivity-enhancing restructuring opportunities at the Fortune

Brands operations.  On a preliminary basis, we currently

anticipate that the resulting pre-tax restructuring and related charges will approximate $200 million and will provide

principally for rationalization of manufacturing, distribution and sourcing and for discontinuance of marginal product lines.

     "Consistent with current accounting guidelines for

restructuring activities, we expect that charges will be recorded during each of the remaining quarters of 1997 as formal

restructuring plans are approved and communicated.  No charge was taken in the first quarter.

     "We anticipate substantial savings from the restructuring.

With intense competitive and pricing pressures, these initiatives are important steps toward achieving our long-term growth goals and enhancing our brand building, new product development and international market development activities.

     "First quarter contribution growth for the Fortune Brands

operations was below our full-year expectation, but assuming satisfactory market conditions, we expect faster growth for the second quarter and the balance of the year.  Leveraging high single-digit contribution growth with the benefit of strong cash flow and lower corporate expense, we expect full year E.P.S.

growth on a pro forma as adjusted basis in the range of 13-15%

(excluding restructuring charges).  We anticipate a good second quarter.

     "Our long-term E.P.S. growth goal for Fortune Brands is also

13-15%, assuming a satisfactory economic and pricing environment.

Fortune Brands will commence operations with a very strong

balance sheet.  For 1996, pro forma as adjusted E.P.S. was $1.32.

     "For American Brands, our goal has been to achieve E.P.S.

growth in the range of 10%.  We continue to expect, if there were no spin-off, that American Brands would again achieve that goal,

excluding restructuring charges, in 1997."



                    Fortune Brands Highlights



     Fortune Brands will consist of American Brands' non-tobacco operations.  Sales for the quarter were $1.11 billion, up 5%,

contribution was $152 million, up 2%, and, on a pro forma as adjusted basis, E.P.S. was 27 cents, up 13%.  Half of Fortune

Brands' first quarter contribution came from the home and office products brands, and about a quarter each from the golf and

distilled spirits brands.



:::Home and Office Products:::

    ---Hardware and Home Improvement Brands---

     Contribution from the home improvement brands increased a

modest 3% in the quarter on record sales.  Solid double-digit increases for Moen, the number 1 faucet brand in North America,

and Aristokraft, the number 2 cabinet manufacturer, more than offset a substantial decline at Master Lock.

     As previously noted, we anticipate lower contribution from

Master Lock throughout 1997.  Master Lock has cut prices an

average of 15% on core padlock products in response to a shift by mass merchants to value-price, imported products.  First quarter point-of-sale data from those mass merchants show an encouraging sales turnaround, with substantial volume gains for the repriced products.  Master Lock has announced that it is reviewing cost-

cutting alternatives, including the possible elimination of 200-

400 jobs.

     Moen continues to perform very well in the marketplace.

Moen has strengthened its number 1 market position, and effective

TV advertising has significantly strengthened its number 1

positions in brand awareness and intent to purchase.  During the quarter, Moen introduced the first of a series of major 1997 new product introductions with the revolutionary new LifeShine

polished brass finish, which provides exceptional durability, on the Monticello faucet line.  Sales at Moen's joint venture in

China were up significantly off a small base, and, in the first quarter, Moen launched its first new product line specially

designed for the Chinese market.  Initial response has been very positive.

     Aristokraft's strong contribution increase was backed by

double-digit sales gains for both the Aristokraft line,

benefiting from excellent acceptance of new products, and the semi-custom Decora line.  The Continuous Flow Manufacturing

process continues to provide substantial benefits, including a

41% reduction in inventory over the past two years.

     For the year, we expect solid contribution growth for Moen,

Aristokraft and Waterloo, the world leader in tool storage, to more than offset the impact of the lower prices at Master Lock.

We anticipate that, as in the first quarter, this will result in a modest contribution gain, overall, for the hardware brands.

With the benefit of very strong cash generation, these brands should continue to produce a higher gain in pre-tax income.  Even though achieving contribution growth from these brands in the second quarter will be challenging, we expect to achieve the full year target with the benefit of major new product introductions from Moen in the second half of the year.



:::Home and Office Products:::

    ---Office Products Brands---

     Contribution from the office products brands was up 7% on a

5% increase in sales, both records.  ACCO is the global leader in office supplies.

     Results were led by a 7% sales gain in North America, backed by a 28% increase by the Kensington computer accessories brand.

Day-Timer time management products had higher sales, benefiting from growing sales through superstores and commercial customers.

     Sales in Australia, where ACCO is the market leader, were up

17%, reflecting continued share gains.  But in Europe, sales were generally lower, reflecting weak market conditions.

     Gross margin improved in the quarter, reflecting continued

success in negotiating lower raw material costs and improved plant utilization in North America.

     We expect second quarter results to be on track with the

full-year outlook for double-digit growth in contribution from the office products brands.



:::Golf Brands:::

     The golf brands generated record sales in the quarter, but,

in line with expectations announced at year-end, contribution declined compared with a very strong 1996 quarter.  Contribution was also adversely affected by manufacturing costs associated with gearing up for increased customer demand for recently

introduced Cobra golf clubs and the timing of advertising and marketing expenses that are enhancing the strong performance of the Titleist brand.

     Sales were up 12%, benefiting from a full quarter's results for Cobra, which was acquired in January 1996, while Titleist and

Foot-Joy achieved solid gains.

     The Titleist brand continued to achieve strong gains, with a

13% sales increase.  Titleist is the number 1 ball in golf.

Tiger Woods' awesome performance at the Masters tournament was achieved using the Titleist Professional golf ball, King Cobra driver, and Scotty Cameron by Titleist putter.  In all, 65% of this year's Master's contestants played Titleist golf balls.

Overall, top-grade golf balls unit sales were up 13%, led by the

Titleist Professional and Titleist HP Series golf balls.

     Scotty Cameron by Titleist putters are now the #1 putter on the U.S. PGA Tour, ranking as the most played putter in all 12 full-field events in the first quarter.

     The Foot-Joy brand achieved a strong sales gain, and its

worldwide market leadership in golf footwear and golf gloves was further reinforced in the quarter with new DryJoys and Soft-Joys golf shoe introductions and strong sell-through for recently introduced versions of the Sta-Sof and Weather-Sof golf gloves.

     Sales for the Cobra brand were led by the recently

introduced King Cobra II Oversize Iron as well as the King Cobra titanium woods.  New products introduced in the last 12 months generated 80% of Cobra brand sales in the quarter, and, on a rolling 12-month basis, King Cobra is the number 1 oversize iron in golf.  Tiger Woods, Greg Norman and Hale Irwin are among the top pros using King Cobra clubs.

     We are superbly positioned to capitalize on the dynamic,

worldwide growth in this category, and progress continues in realizing synergies with our great array of golf brands.  In international markets, steps have been taken to consolidate

sales, marketing and distribution in the U.K., Sweden, France and

Germany.  Titleist is also benefiting from Cobra's in-house shaft-

making capabilities.

     We expect second quarter results on target for a full year double-digit increase in contribution from the golf brands.



:::Distilled Spirits Brands:::

     Contribution from the distilled spirits brands was up 10% on a 5% increase in sales (excluding excise taxes).  The

contribution gain reflects a solid margin increase in North

American markets, benefiting from price increases, and the

favorable impact of shifting the former Whyte & Mackay operations to a calendar year basis (previously reported on a one-month delay).  Progress continues in globally integrating the former

Jim Beam and Whyte & Mackay operations and in leveraging the combined brand portfolios.

     Worldwide shipments equalled those in last year's quarter,

with a 4% increase in international markets offsetting a 2.6%

decline in North America.  Shipments of Jim Beam, the number one

Bourbon in the world, were up 8% worldwide, with U.S. volume up

5% and international up 12%.  Jim Beam Bourbon has been achieving sustained international growth.  International growth was led by particularly strong volume gains for Jim Beam in Australia and

Germany, both up 15%.  The increase in Australia further enhanced

Beam's number 1 distilled spirit position in that market.  In the

U.K., total case sales declined 3%, with an increase in private label volume partially offsetting a decline in branded products.

     In North America, shipments were particularly strong in

Canada, up 24%, and margins in Canada improved following several years of intensely competitive market conditions.  The emphasis in North America is on high margin brands with strong on-premise appeal, such as the Small Batch Bourbons.  These ultra-premium

Bourbons -- Booker's, Knob Creek, Baker's and Basil Hayden's --

achieved a 50% increase in depletions (sales from distributors to the retail trade) in the quarter.  Early results on two newer high margin products, Jacob's Well, the world's first micro-

Bourbon, and Tangle Ridge Canadian, are encouraging.

     For the remainder of 1997, we expect more modest but still solid growth in contribution from the distilled spirits brands,

with the shift in fiscal year for the Whyte & Mackay brands not significantly affecting the full-year comparison.  With strong cash flow, the distilled spirits brands continue to generate significantly faster increases in pre-tax income.



                       Gallaher Highlights



     Gallaher, the U.K. tobacco market leader, had another fine quarter.  Contribution was up 4% in pounds sterling to 101

million pounds, and rose 11% in dollars.  Sales declined 3% in sterling to 1.1 billion pounds, but increased 3% in dollars.

Worldwide cigarette unit sales increased 1%.

     In the U.K., Gallaher's estimated share of consumer

cigarette sales was 39.3% in the quarter, compared with 38.8% a year earlier.  Gallaher's U.K. cigarette shipments declined 7%,

largely reflecting changes in trade buying patterns relating to the U.K. government budgets and manufacturer's price increases.

     Gallaher maintained its powerful leadership in the premium sector, while doubling its share of the growing low-price sector compared with a year ago.

     In the quarter, Gallaher had an estimated 53% share of the premium sector, which provides superior margins.  Premium-priced

Benson and Hedges is the number 1 cigarette brand in the U.K.

With ongoing trading down by some consumers, the premium sector accounted for an estimated 46.9% of the cigarette market in the first quarter, compared with 49.6% a year ago.

     In the U.K.'s growing low-price sector, Gallaher's share

reached an estimated 16%, compared with 8% in the first quarter of 1996.  Mayfair achieved a strong share gain to an estimated 9%

of the sector from 6.9%, and Gallaher's presence was further strengthened by the introductions last year of Sovereign King

Size and Sovereign Lights.  Sovereign King Size and Lights have grown to hold an estimated 6% share of the sector.  Overall, the

U.K. low-price sector grew to an estimated 29.9% of the total cigarette market in the quarter from 26.4% in the first quarter of 1996.

     Export volume was up 38% in the quarter, with strong double-

digit volume gains in Europe Duty Free and France.  Shipments to the former Soviet Union (F.S.U.) surged 103% in the quarter.  In last year's first quarter, shipments to the F.S.U. were affected by temporary difficulties in the movement of goods within the market.  Gallaher has acquired land in Kazakhstan for the

construction of a cigarette manufacturing facility.

     Gallaher announced plans in December to consolidate U.K.

cigarette production into one factory at Lisnafillan, Northern

Ireland.  The three to four year program will result in

substantial savings through the expansion of the Lisnafillan factory and the closure of the Hyde factory in Manchester,

England.

                        *    *    *    *

     American Brands, Inc. is an international consumer products holding company with headquarters in Old Greenwich, Connecticut.

As noted, American Brands intends to change its name, following the consummation of the spin-off of Gallaher, to Fortune Brands.

American Brands' operating companies have powerhouse brands

and leading market positions.  Home and office products consist of hardware and home improvement brands -- including Moen

faucets, Master locks and Aristokraft cabinets sold by units of

MasterBrand Industries -- and office products brands -- include

ACCO World Corporation's Day-Timer and Swingline.  Acushnet

Company's golf brands include Titleist, Cobra, Pinnacle and Foot-

Joy.  Major distilled spirits brands sold by units of JBB

Worldwide, Inc. include Jim Beam and the Small Batch Bourbons,

DeKuyper cordials, After Shock liqueur and Whyte & Mackay Scotch.

Gallaher Limited sells tobacco products internationally, principally in Europe, where its major brands include Benson and Hedges and Silk Cut.

                           *    *    *

     This press release contains statements relating to future

results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign

exchange rate fluctuations, competitive product and pricing

pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory

developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the

Company's Securities and Exchange Commission filings.

                              # # #


                              AMERICAN BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                         (In millions, except per share
                                    amounts)
                                   (Unaudited)

                                          Three Months Ended March 31,
                                          1997        1996     % Change

Net Sales                               $2,844.9    $2,737.9       3.9

    Cost of sales                        2,130.1     2,059.2       3.4

    Advertising, selling, general
         and administrative expenses       413.2       398.5       3.7

    Amortization of intangibles             27.2        25.3       7.5

    Interest and related expenses           50.0        45.4      10.1

    Other (income) expenses, net             2.1         2.0       5.0

Income Before Income Taxes                 222.3       207.5       7.1

    Income taxes                            85.7        83.4       2.8

Income Before Extraordinary Items          136.6       124.1      10.1

    Extraordinary  items                       -       (10.3)        -

Net Income                                 136.6       113.8      20.0

Earnings Per Common Share

 Primary

  Income before extraordinary items        $0.80       $0.70      14.3

  Extraordinary items                          -       (0.06)        -

  Net income                               $0.80       $0.64      25.0

 Fully diluted

  Income before extraordinary items        $0.78       $0.68      14.7

  Extraordinary items                          -       (0.06)        -

  Net income                               $0.78       $0.62      25.8


Average Common Shares Outstanding
  Primary                                  171.3       177.7      (3.6)
  Fully diluted                            174.8       183.9      (4.9)


                                 (NOTES FOLLOW)

                              AMERICAN BRANDS, INC.
                                  (in millions)

NOTES:

(1)  INFORMATION ON BUSINESS SEGMENTS

     Net sales by business segment:

                                      Three Months Ended March 31,
                                        1997        1996     %Change
     Hardware & Home Improve.        $  328.7    $  321.3      2.3
     Prods.

     Office Products                    290.1      277.6       4.5

     Golf & Leisure Products            235.9      209.8      12.4

     Distilled Spirits (a)              250.4      246.4       1.6

              Sub Total               1,105.1    1,055.1       4.7

     International Tobacco (a)        1,739.8    1,682.8       3.4

                                     $2,844.9   $2,737.9       3.9

     Operating company contribution by business segment:

                                      Three Months Ended March 31,
                                        1997        1996     %Change
     Hardware & Home Improve.          $ 51.9     $ 50.3       3.2
     Prods.

     Office Products                     26.6       24.9       6.8

     Golf & Leisure Products             33.5       38.0     (11.8)

     Distilled Spirits                   39.9       36.2      10.2

              Sub Total                 151.9      149.4       1.7

     International Tobacco              166.0      150.2      10.5

                                       $317.9     $299.6       6.1

    (a)  Federal  and foreign excise taxes included in net  sales and cost of sales:
                                    Three Months Ended March 31,
                                        1997           1996
          International Tobacco      $1,357.0        $1,312.7

          Distilled Spirits              82.0            86.2
                                     $1,439.0        $1,398.9

                              AMERICAN BRANDS, INC.
                                  (in millions)

NOTES (CONTINUED):

(2)  PROPOSED SPIN-OFF OF GALLAHER TOBACCO

     On October 8, 1996, the Company announced plans to spin off its U.K.-based Gallaher tobacco business. Completion of the transaction, which is expected around June 1, is pending receipt of favorable tax rulings and relevant stockholder approvals. When the spin-off is completed, the name of the Company will be changed to Fortune Brands and the financial statements will be restated to show tobacco operations as discontinued operations. Following the transaction, the Company's stockholders will own shares in two publicly-traded companies - Fortune Brands and New Gallaher.

     To allocate the overall debt burden of the Company at the time of the spin-off, New Gallaher will borrow and pay to Fortune Brands approximately $1.25 billion after taxes. Fortune will use the proceeds initially to pay down short-term debt. The New Gallaher debt will be in addition to its seasonal working capital requirements.

     It is currently contemplated that the cash dividend on the Fortune Brands Common Stock after the distribution will be at an initial annualized rate of $0.80 per share. New Gallaher intends to pay interim and, subject to shareholder approval, final dividends in November and May, respectively. It is anticipated that interim dividends will be approximately one-third of the total annual dividend paid. However, it is currently contemplated that, as a transitional measure in respect of 1997 in recognition of the historic pattern of dividends paid by the Company, New Gallaher will pay an interim and final dividend of equal amounts. For illustrative purposes, the New Gallaher Board estimates that the total dividend in respect of the fiscal year ended December 31, 1996 would have amounted to 77 pence per American Depositary Share ("ADS"), or approximately $1.20 based on a $1.56 sterling exchange rate (the exchange rate on the date of the announcement of the distribution) exclusive of a related tax credit equal to 25% of the net dividend for eligible U.S. and U.K. taxpayers. This illustrative 1996 dividend has been estimated on the basis that New Gallaher had been a publicly-held company since January 1, 1996 with the capital structure and borrowings of New Gallaher which are expected to be in place on the distribution date. The Fortune Brands and New Gallaher Boards intend to evaluate their respective dividend policies in the future, from time to time, in the light of results of operations and other considerations. However, there can be no assurance that any dividends will be paid in the future.


                              AMERICAN BRANDS, INC.
                     (in millions, except per share amounts)

NOTES (CONTINUED):

(3)  FORTUNE BRANDS PRO FORMA FINANCIAL INFORMATION

     Pro Forma Historical:

                                       Three Months Ended March 31,
                                         1997       1996     %Change

       Net Sales                       $1,105.1   $1,055.1     4.7

       Income From Continuing Opers.      $35.0      $31.8    10.1

       Earnings Per Common Share -

         Primary                           $.20       $.18    11.1

         Fully Diluted                     $.20       $.18    11.1

        The pro forma historical information represents the amounts for American Brands restated to show the tobacco operations of Gallaher as discontinued operations, including an allocation of interest expense.

     Pro Forma As Adjusted:

                                       Three Months Ended March 31,
                                         1997       1996     %Change

       Net Sales                       $1,105.1   $1,055.1     4.7

       Income From Continuing Opers.      $43.7      $40.5     7.9

       Earnings Per Common Share -

         Primary                           $.27       $.24    12.5

         Fully Diluted                     $.27       $.24    12.5

        The pro forma as adjusted information gives effect to the benefit of approximately $1.25 billion net proceeds resulting from the payment (in the range of 925 million pounds sterling) that Gallaher will make to Fortune Brands when the transaction is consummated, as if the proceeds were received and used for the possible purchase of 10 million shares of Fortune Brands Common stock and the repayment of debt at January 1, 1996.


                              AMERICAN BRANDS, INC.
                                  (in millions)

NOTES (CONCLUDED):

(4)  EXTRAORDINARY ITEMS

     In March 1996, the Company redeemed $149.6 of the $150 7-5/8% Eurodollar Convertible Debentures, Due 2001 at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus interest. In connection with the redemptions, the Company recorded a charge of $10.3 ($15.8 pre-tax), or six cents per Common share.

(5)  PENDING LITIGATION

     The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.


                              AMERICAN BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                  BALANCE SHEET
                                  (In millions)

                                                March 31,   December 31,
                                                  1997         1996
                                               (Unaudited)
Assets

   Current assets
      Cash and cash equivalents                   $129.3       $119.7
      Accounts receivable, net                   1,828.4      1,125.0
      Inventories                                1,498.8      2,256.2
      Other current assets                         344.3        372.5
                                               ---------    ---------
         Total current assets                    3,800.8      3,873.4

   Property, plant and equipment, net            1,200.7      1,230.9
   Intangibles resulting from
     business acquisitions, net                  3,883.9      3,936.4
   Other assets                                    495.6        463.5
                                               ---------    ---------
         Total assets                           $9,381.0     $9,504.2
                                               =========    =========
Liabilities and Stockholders' Equity

   Current liabilities
      Short-term debt                           $1,362.9     $1,405.8
      Current portion of long-term debt             93.7         53.9
      Other current liabilities                  2,156.0      2,235.6
                                               ---------    ---------
         Total current liabilities               3,612.6      3,695.3

   Long-term debt                                1,452.4      1,598.3
   Other long-term liabilities                     565.3        526.4
                                               ---------    ---------
         Total liabilities                       5,630.3      5,820.0

   Stockholders' equity                          3,750.7      3,684.2
                                               ---------    ---------
         Total liabilities and
           stockholders' equity                 $9,381.0     $9,504.2
                                               =========    =========